

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 15, 2015

Terrance G. Finley
Chief Executive Officer
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

> **Re:** **Books-A-Million, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed September 29, 2015**
> **File No. 000-20664**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed September 29, 2015 by Books-A-Million, Inc., Anderson BAMM**
> **Holdings, LLC, Clyde B. Anderson, Terrence C. Anderson, Charles C.**
> **Anderson, Hilda B. Anderson, Joel R. Anderson, Charles C. Anderson, Jr.,**
> **Charles C. Anderson, III, Harold M. Anderson, Hayley Anderson Milam,**
> **Kayrita M. Anderson, Ashley Ruth Anderson, The Ashley Anderson Trust,**
> **Terrance G. Finley, R. Todd Noden, James F. Turner, Lauren A. Anderson**
> **Irrevocable Trust, Olivia Barbour Anderson 1995 Trust, Alexandra Ruth**
> **Anderson Irrevocable Trust, First Anderson Grandchildren's Trust FBO**
> **Charles C. Anderson, III, First Anderson Grandchildren's Trust FBO**
> **Hayley E. Anderson, First Anderson Grandchildren's Trust FBO Lauren A.**
> **Anderson, Second Anderson Grandchildren's Trust FBO Alexandra R.**
> **Anderson, Third Anderson Grandchildren's Trust FBO Taylor C. Anderson,**
> **Fourth Anderson Grandchildren's Trust FBO Carson C. Anderson, Fifth**
> **Anderson Grandchildren's Trust FBO Harold M. Anderson, Sixth Anderson**
> **Grandchildren's Trust FBO Bentley B. Anderson, The Charles C. Anderson**
> **Family Foundation, The Joel R. Anderson Family Foundation, The Clyde**
> **and Summer Anderson, Foundation, Family Acquisition Holdings, Inc., and**
> **Family Merger Sub, Inc.**
> **File No. 005-43790**

Dear Mr. Finley:

We have reviewed your September 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2015 letter.

Summary Term Sheet, page 1

1. Please consolidate this section with the "Questions and Answers" section (page 12) to avoid duplicate disclosure.

2. Please define the term "Management Rollover Stockholders" here instead of page 10.

Reasons for the Merger . . ., page 4

3. We reissue prior comment 6. See Item 1001 of Regulation M-A for guidance.

Special Factors

Background to the Merger, page 16

4. We note your response to prior comment 14. We note that even if the reports were not prepared for the specific purpose of being used in connection with the going private transaction, they may be materially related to this transaction through their use. It appears, based on your disclosure, that Houlihan Lokey used these reports in producing its opinion. Please tell us why Houlihan Lokey requested the real estate appraisals and how it used them in advising the special committee.

Reasons for the Merger . . ., page 26

5. We reissue prior comment 19. Your revised disclosure simply refers to the factors considered in making a fairness determination whereas Item 1013(c) of Regulation M-A requires disclosure about the reasons for undertaking the transaction. Thus, clarify which factors, if any, led the company to undertake the transaction at this time.

6. We reissue prior comment 21. Please revise your disclosure to state, if true, that the board of directors adopted the special committee's analyses and conclusion as its own.

Opinion of the Financial Advisor to the Special Committee, page 31

7. We note your response to comment 23; however, your response and revised disclosure does not ameliorate our concern with respect to the statement that "Houlihan Lokey's

opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party." Please have the advisor revise the opinion to remove this statement. Alternatively, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

8. We reissue prior comment 25 as it relates to the Discounted Cash Flow analysis. Please provide the requested disclosure in this section of your proxy statement.

9. We reissue prior comment 29. Please describe the assumptions. For example, what did management assume for purposes of store additions and reductions and net sales growth?

10. We note your response to prior comment 30 and we reissue it. We note that your disclosure of projected financial information is not in response to the requirements of, or pursuant to, Item 1015 of Regulation M-A and is thus not excepted from Rule 100 of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Legal Branch Chief, at 202-551-3252, Dan Duchovny, Special Counsel in the Office of Mergers & Acquisitions, at 202-551-3619 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mary Ann Todd, Esq.